UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_____________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

     Panavision Inc.

(Name of issuer)

     Common Shares, par value $.01 per share

(Title of class of securities)

                       69830E209

(CUSIP number)

Barry F. Schwartz, Esq.

MacAndrews & Forbes Holdings Inc.

35 East 62nd Street

New York, New York 10021

                   (212) 572-8600

(Name, address and telephone number of person

authorized to receive notices and communications)

           April 20, 2006

(Date of event which requires

filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69830E209	13D	Page 2 of 6 Pages
1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MacAndrews & Forbes Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 38,131,035
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 38,131,035
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,131,035
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 96.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 69830E209	13D	Page 3 of 6 Pages
1	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PX Holding Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,931,035
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,931,035
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,931,035
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 96.3%
14	TYPE OF REPORTING PERSON CO

This Statement amends and supplements the Statement on Schedule 13D, dated December 9, 2002 (the "Schedule 13D"), as amended by Amendment No. 1 to the Schedule 13D, dated April 1, 2003, Amendment No. 2 to the Schedule 13D, dated January 21, 2004, Amendment No. 3 to the Schedule 13D, dated May 18, 2004, Amendment No. 4 to the Schedule 13D, dated November 16, 2004, and Amendment No. 5 to the Schedule 13D, dated March 30, 2006, filed by MacAndrews & Forbes Holdings Inc., a Delaware corporation ("M&F"), the sole shareholder of which is Ronald O. Perelman, and PX Holding Corporation, a Delaware corporation ("PX Holding") and an indirect wholly owned subsidiary of M&F, with respect to the common stock, par value $.01 per share (the "Common Stock"), of Panavision Inc., a Delaware corporation (the "Company"). Unless otherwise defined, capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.
Item 4 is hereby amended by adding the following:

On April 20, 2006, M&F submitted a letter to the Board of Directors of the Company proposing a transaction (the "Transaction") whereby PX Holding, or an affiliate thereof, would acquire all publicly held shares of the Company's Common Stock, including the shares held by Sony Electronics Inc., at a price of $8.00 per share in cash. The letter also indicated that M&F believes that, prior to entering into a definitive agreement for the Transaction, the Company should terminate the registration of the Common Stock under the Securities Exchange Act of 1934.

A copy of the proposal letter is attached hereto as Exhibit 1-10 and is incorporated herein by reference. The description of the proposal letter is qualified in its entirety by reference to Exhibit 1-10.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended by adding the following:

	Exhibit 1-10	Letter from MacAndrews & Forbes Holdings Inc. to Panavision Inc., dated as of April 20, 2006

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: April 21, 2006

MacAndrews & Forbes Holdings Inc. PX Holding Corporation
By: /s/ Barry F. Schwartz
Name:	Barry F. Schwartz
Title:	Executive Vice President and
General Counsel

EXHIBIT INDEX

Exhibit
Exhibit 1-10	Letter from MacAndrews & Forbes Holdings Inc. to Panavision Inc., dated as of April 20, 2006